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SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004 Telephone: (212) 574-1200 Facsimile: (212) 480-8421 www.sewkis.com	1200 G STREET, N.W. WASHINGTON, D.C. 20005 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

May 24, 2007

John Reynolds, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Star Bulk Carriers Corp. Registration Statement filed on Form F-1/F-4 and Star Maritime Acquisition Corp. Preliminary Proxy Statement on Schedule 14A

Dear Mr. Reynolds:

        Reference is made to the Registration Statement on Form F-1/F-4 (File No. 333-141296) (the "Registration Statement") of Star Bulk Carriers Corp. ("Star Bulk") and the Preliminary Proxy Statement on Schedule 14A (File No. 1-32685) (the "Preliminary Proxy Statement") of Star Maritime Acquisition Corp. ("Star Maritime" and, together with Star Bulk, the "Companies"), in each case that was filed with the Securities and Exchange Commission (the "Commission") on March 14, 2007. The Registration Statement relates to (i) the offering by Star Bulk of its common stock and warrants to shareholders of Star Maritime in connection with a proposed merger between Star Bulk and Star Maritime, with Star Bulk as the surviving entity (the "Redomiciliation Merger"), and (ii) the registration by Star Bulk of its common stock that it is obligated to issue to TMT Co., Ltd., in connection with the proposed purchase by Star Bulk of certain drybulk carriers. The Preliminary Proxy Statement relates to a proposed special meeting of the shareholders of Star Maritime to consider and vote on the Redomiciliation Merger.

        Star Bulk today filed via EDGAR Amendment No. 1 to the Registration Statement (the "Amended Registration Statement"), and Star Maritime today filed via EDGAR a corresponding amendment to the Preliminary Proxy Statement.

        On behalf of Star Bulk and Star Maritime, we enclose 10 courtesy copies of the Amended Registration Statement, five of which have been marked to show the changes from the Registration Statement and from the Preliminary Proxy Statement therein contained.

        By letter dated April 12, 2007 (the "Comment Letter"), the Staff provided its comments to the Registration Statement and the Preliminary Proxy Statement. The Amended Registration Statement amends the Registration Statement (and the Preliminary Proxy Statement therein contained, the "Joint Proxy Statement/Prospectus") in response to the Staff's Comment Letter.

Securities and Exchange Commission
May 24, 2007

        The following numbered paragraphs correspond to the numbered paragraphs set forth in the Comment Letter. References to page numbers in the responses below are to the marked copy of the Amended Registration Statement.

Prospectus

General

  1.
  We note that you filed a preliminary proxy statement for Star Maritime Acquisition Corp. and that you filed this Form F-4 for Star Bulk Carriers Corp. It would appear that Star Maritime and Star Bulk are co-registrants of the Form F-4, which would also serve as the proxy. Please revise accordingly.

        The Companies do not believe that Star Bulk's inclusion of a joint proxy statement/prospectus of the Companies for purposes of the Registration Statement leads to the conclusion that Star Maritime is a co-registrant with Star Bulk. As such, Star Maritime has not been included as a co-registrant of the Amended Registration Statement.

        The Registration Statement serves to register under the Securities Act of 1933, as amended (the "1933 Act") shares of Star Bulk only. Star Maritime will not be issuing any securities as a result of the proposed Redomiciliation Merger. Star Bulk will be the survivor of the Redomiciliation Merger, and the separate corporate existence of Star Maritime will cease. As such, no securities of Star Maritime are being offered in connection with the Redomiciliation Merger. Rule 405 of Regulation C promulgated under the 1933 Act describes a "registrant" as "the issuer of the securities for which the registration statement is filed." Since Star Maritime will not issue any securities as part of the Redomiciliation Merger, Star Maritime does not meet the Commission's own definition of a registrant and should not be considered as a co-registrant for purposes of this filing.

        In this regard, we refer you to various effective registration statements on Form F-4 with respect to merger transactions that are available on the Commission's EDGAR website that contain a joint proxy statement/prospectus of both merger parties, but for which only the survivor and stock- issuing company is a registrant, even where the non-registrant party was a public company. For example:

  •
  In November, 2005, Elbit Medical Imaging Ltd. ("Elbit") merged with Elscint Ltd. Both companies at the time of the merger were publicly traded companies (Elbit shares traded on NASDAQ; Elscint traded on NYSE). Elbit filed a Form F-4 registration statement with the Commission (File No. 333-128042), which described the proposed merger transaction and included a joint proxy statement/prospectus of both parties to the merger.

  •
  Similarly, in March 2004, Bookham Technology acquired New Focus, Inc. The Form F-4 registration statement filed with the Commission (File No. 333-109904) for this proposed merger transaction included a joint proxy statement/prospectus for both Bookham and New Focus shareholders. Only Bookham, the surviving company and the only company issuing securities as a part of the merger, was a registrant.

        In addition, and for the same reasons, the Companies do not believe that their parent/subsidiary relationship leads to the conclusion that the parent company, Star Maritime, should be a registrant in the context of the Redomiciliation Merger. In this regard, there are various effective registration statements with respect to merger transactions that are available on the Commission's EDGAR website that contain joint proxy statement/prospectuses of both merger parties, but for which only the survivor and stock-

Securities and Exchange Commission
May 24, 2007

issuing company is a registrant, even where the non-registrant party was the parent of the surviving company and, in some cases, where the subsidiary was a spin-off from the parent company. For example:

  •
  In 2006, the board of directors of McDonald's Corporation authorized the "split-off" of its subsidiary Chipotle Mexican Grill, Inc. ("Chipotle"). On the S-4 registration statement filed with the Commission in September, 2006 (File No. 333-137177), only Chipotle, the subsidiary, was a registrant.

        The Companies believe that Star Bulk serving as the sole registrant on the Registration Statement is consistent with these and other precedent filings, and supported by the fact that Star Bulk is the only company that will issue securities in the proposed Redomiciliation Merger.

  2.
  We note that Star Maritime has entered into memoranda of understanding with TMT pursuant to which it offered 12,537,645 shares of Star Bulk common stock as part of the aggregate purchase price. It appears that the offer to TMT has commenced privately, since they are bound by the agreements. As this offer of securities was initiated privately, it must be completed privately. Please provide us your legal analysis on (i) how Star Maritime determined that the offering of shares was exempt from registration; and (ii) why it is appropriate for Star Maritime to include the registration of 14,144,607 shares for issuance to TMT or subsequently to affiliates of TMT. We may have further comments.

        The Companies note that Star Bulk, not Star Maritime, is party to the separate memoranda of agreement with subsidiaries of TMT, wherein the 12,537,645 shares of Star Bulk common stock were agreed to be issued to the sellers (the "TMT Shares"), and that Mr. Akis Tsirigakis and Mr. George Syllantavos, who negotiated the terms of those agreements on behalf of Star Bulk, are its executive officers. The Staff is advised that the resale registration requested with respect to the TMT Shares is being made by Star Bulk, the purchaser of the vessels and the issuer of the TMT Shares.

        Star Bulk determined that the "offering" of the TMT Shares, as part of a private negotiation of the memoranda of agreement, was exempt from registration under Section 4(2) of the 1933 Act. The availability of a Section 4(2) exemption depends on all of the circumstances of the offering.

        The private offering of the TMT Shares was fully completed at the time that the agreements were entered into on January 12, 2007. Star Bulk is not seeking to register that completed offering now, only the resale of the TMT Shares. No additional investment decision is being made by TMT in connection with the Redomiciliation Merger or any other matter relating to the purchase and sale of either the vessels or the TMT Shares. No material closing conditions are within the control or discretion of TMT as the closing is mainly contingent of the occurrence of the Redomiciliation Merger and the delivery of customary certificates and similar matters. The issuance of the TMT Shares is therefore inextricably tied to the Redomiciliation Merger as part of the overall consideration therefore.

        As such, the Companies do not believe that including the TMT Shares in the Registration Statement implicates the completion of the private offering. Because TMT's investment decision is made and can not be reversed (as it would unwind the entire transaction), the offering of the TMT Shares is complete.

Securities and Exchange Commission
May 24, 2007

        Additionally, other indicia of a completed private offering exist in this case. In the Master Agreement, TMT represented to Star Bulk that it is an accredited investor and that it would be receiving the shares for investment. In addition, the TMT Shares are subject to a 180-day lock-up period under the Master Agreement. As described in the Joint Proxy/Statement Prospectus, TMT is a global shipping company with its management headquarters located in Taiwan. TMT has approximately 50 years of experience in the shipping industry and owns and/or operates or invests in vessels in several shipping sectors, including crude oil tankers, drybulk carriers and liquefied natural gas carriers. The negotiation was privately conducted and was not the result of directed selling efforts, general solicitation or general advertising by Star Bulk, as demonstrated by the transaction history described in the Joint Proxy Statement/Prospectus.

        As a result of the foregoing, it is the position of the Companies that the "offering" of the TMT shares was completed on January 12, 2007 and that the inclusion of the TMT Shares in the Registration Statement is appropriate.

  3.
  Star Maritime had represented on pages 5 and 36 of its Form S-1 (File No. 333-125662), amended December 13, 2005, that it "will seek shareholder approval before (it) effect(s) any business combination, even if the nature of the acquisition would not ordinarily require stockholder approval under applicable state law." Star Maritime's acquisition of the substantial assets from TMT constitutes a virtual acquisition of a business, even if Star Maritime has not strictly acquired an operating business entity by law. The acquisition of the ships enables Star Maritime to convert from a blank check company to an operating company. In addition, the shareholder approval of the redomiciliation merger is the most significant condition precedent to the asset purchase. Moreover, we note on page 40 of the Form F-4 that Star Maritime is redomiciling in the Marshall Islands in order to benefit from regulatory and tax advantages available to an international shipping company (which Star Maritime will become only when it will acquire the ships). Therefore, as business transactions, the redomiciliation and the asset purchase appear to be closely linked together. Please tell us why, given these facts, you should not set forth the asset acquisition agreement as a discrete proposal to be voted upon by your shareholders. Provide an analysis as to how this is consistent with Rule 14a-4(a)(3), We may have further comment.

        The Companies respectfully advise the Staff that the Investment Management Trust Agreement by and between Star Maritime and American Stock Transfer & Trust Company, as Trustee (the "Trust Agreement"), provides that the term "Business Combination" means the "acquisition by Star Maritime, through merger, capital stock exchange, asset or stock acquisition of, or similar business combination with, one or more entities with agreements to acquire vessels or an operating business in the shipping industry." Accordingly, the merger of Star Maritime with and into Star Bulk, which has entered into agreements to acquire vessels, constitutes a business combination that will cause Star Maritime to cease being a blank check company and allows for the release of funds from the Trust Account.

        We note that (i) Section 253 of the Delaware General Corporation Law provides that where the parent corporation is not the surviving corporation in a merger with its majority owned subsidiary, the merger must be approved by the holders of a majority of the outstanding stock of the parent corporation entitled to vote thereon and (ii) Rule 14a-4(a)(3) requires that the form of proxy clearly and impartially identify each separate matter intended to be acted upon, whether or not related to or conditioned upon the approval of other matters, and whether proposed by the registrant or by security holders.

Securities and Exchange Commission
May 24, 2007

        Therefore, the Companies believe that it is appropriate, and in conformity with Rule 14a-4(a)(3) and Delaware law, to present the merger with and into Star Bulk, which has entered into agreements to acquire the eight drybulk carriers in the initial fleet, as one proposal because the merger with Star Bulk constitutes the business combination transaction that will enable funds from the Trust Account to be released to Star Maritime in accordance with the terms of the Trust Agreement.

Cover Page

  4.
  Please provide the disclosure regarding the title and amount of securities being offered pursuant to the Form F-4, as required by Item 501(b)(2) of Regulation S-K.

        The cover page has been revised to include the information required by Item 501(b)(2) of Regulation S-K.

  5.
  Please provide the disclosure required by Item 501(b)(4) of Regulation S-K regarding the present market for your securities.

        The cover page has been revised to state that there is no present market for the securities of Star Bulk.

  6.
  Please relocate the Commission Legend to be before the signature at the end of the cover page.

        The Commission legend has been relocated to the end of the cover page above the signature block.

  7.
  The information required by Item 2 of Form F-4 should be included on the inside front cover page. Please highlight this language by print type or otherwise.

        The inside of the front cover page has been revised to include the information required by Item 2 of Form F-4, in bold typeface.

  8.
  The letter to the stockholders of Star Maritime also serves as the cover page of the prospectus, and is subject to the plain English rules. Accordingly, in order to improve readability and to highlight the key terms of the offering, please remove information that is not required to be included on the cover page. In particular, we suggest you delete the third full paragraph in the letter. See Item 501 of Regulation S-K.

        The cover page has been revised in response to the Staff's comment including revisions to the third full paragraph.

Table of Contents

  9.
  Please advise dealers of the dealer prospectus delivery obligation pursuant to Item 502(b) of Regulation S-K.

        The inside of the front cover page has been revised to include a dealer prospectus delivery legend.

Securities and Exchange Commission
May 24, 2007

Questions and Answers About the Star Maritime Special Meeting, page 1

  10.
  We note the redemption price per share throughout the prospectus. Please revise to clearly state when this amount will be calculated, update the current estimated amount as of the most recent practicable date, and provide the current market price of the common stock as of the most recent practicable date.

        Star Maritime advises the Staff that the disclosure has been revised to reflect that (i) the actual per share redemption price will be calculated two business days prior to the completion of the Redomiciliation Merger (pages 3, 10 and 45); (ii) as of March 31, 2007 the redemption price would have been $10.31 for each of the 18,867,500 shares eligible for redemption (pages 3, 10 and 45); and (iii) that the closing price of Star Maritime common stock on the American Stock Exchange ("AMEX") on May 11, 2007 was $11.60 per share (page 6, 13 and 53).

Could you tell us more about the parties to the Acquisition Agreement?, Page 1

  11.
  In this section and in the Acquisition Agreement section on page 45, please expand your description of TMT to disclose approximately what percentage of TMT's assets you are purchasing as eight drybulk carriers.

        The disclosure in this section, and in the Acquisition Agreement section on pages 2 and 57 respectively, has been revised to add that the eight drybulk carriers that Star Bulk has agreed to purchase constitute 12% of TMT's fleet of 63 vessels, including 22 newbuildings as of March 31, 2007.

What is the required vote to approve and authorize the Redomiciliation Merger?, page 2

  12.
  Please disclose the percentage of your issued and outstanding common stock and the percentage of your common stock issued in Star Maritime's initial public offering and private placement that have already agreed to vote in favor of the redomiciliation merger.

        The disclosure on page 3 has been revised to disclose that holders of an aggregate of 1,132,500 shares of Star Maritime common stock have agreed to vote in favor of the Redomiciliation Merger, which represents 3.9% of Star Maritime's outstanding common stock and 5.7% of the shares issued in the initial public offering and private placement.

Should I send in my stock certificate now?, page 5

  13.
  Please revise the answer to address the question raised by those who vote against the merger and intend to have their shares redeemed.

        The disclosure on page 6 has been revised to add that Star Maritime shareholders who intend to have their shares redeemed, by electing to have those shares redeemed for cash on the proxy card at the same time they vote against the Redomiciliation Merger, should not send in their stock certificates now, but should do so only after the effective date of the Redomiciliation Merger.

What happens if the Redomiciliation Merger is not consummated?, page 5

  14.
  Please provide the estimated dollar amount of the consideration that each Star Maritime common stock would earn in the event of liquidation of the company.

Securities and Exchange Commission
May 24, 2007

        The disclosure on page 6 has been revised to add that the estimated consideration that each share of Star Maritime common stock would be paid at liquidation would be $10.31 per share, based upon amounts on deposit in the Trust Account as of March 31, 2007.

  15.
  Please revise to briefly clarify that any liquidation and dissolution would be executed pursuant to Delaware law, which would cause a delay in the distribution of proceeds. In addition, briefly clarify that the amount paid from the trust would be reduced by any claims against the trust.

        The disclosure on page 6 has been revised to add that any liquidation and dissolution of Star Maritime would be effected pursuant to Delaware law, which would cause a delay in the distribution of proceeds, and that the proceeds distributed from the Trust Account may be reduced if a third party successfully asserts a claim against Star Maritime or one of its subsidiaries.

What happens post-Redomiciliation Merger to the funds deposited in the Trust Account?

  16.
  Clarify the maximum and the minimum amount of funds from the trust that will remain at minimum and maximum conversion and the payment of the cash for the vessels to be acquired.

        The disclosure on page 6 has been revised to disclose that Star Bulk expects that as of March 31, 2007 the amount of funds from the Trust Account that will remain to be applied to the cash portion of the aggregate purchase price will be $194,571,504 if no shareholders redeem and $126,525,514 if the maximum 32.99% of shareholders redeem, assuming a redemption price of $10.31.

What other important considerations are there?, page 5

  17.
  Please disclose the estimated dollar amount of funds you expect to borrow in the near future following the consummation of the redomiciliation merger. Also, state the current amount of creditor claims that have not been paid to date that may reduce the trust account.

        The disclosure on page 7 has been revised to reflect that Star Bulk will borrow funds, but that such determination will be made after the Redomiciliation Merger is completed. Such disclosure has been revised to provide that Star Bulk intends to drawdown amounts under its credit facility sufficient to fund the balance of the cash portion of the aggregate purchase price of the vessels in the initial fleet to the extent that funds in the Trust Account are used to pay redeeming stockholders. Following the acquisition of the eight drybulk carriers, Star Bulk expects to borrow approximately $40.0 million if no shareholders redeem and approximately an additional $70.0 million if 32.99% of the shareholders redeem up to a maximum of $120.0 million. The Companies have also disclosed that there are no creditor claims against Star Maritime or Star Bulk as of the date of the Joint Proxy Statement/Prospectus.

How to Obtain Additional Information

  18.
  Please relocate this information to the inside front cover page. In addition, please state that to obtain timely delivery, security holders must request the information no later than five business days before the date they must make their investment decision. Lastly, please highlight the information required by Item 2 of Form F-4.

Securities and Exchange Commission
May 24, 2007

        The disclosure under the referenced heading has been relocated to the inside front cover page. Please refer to our response to Comment 7 with respect to the information required by Item 2 of Form F-4.

Summary, page 7

  19.
  Briefly explain these "related agreements with TMT" that were entered into by Star Maritime in connection with the acquisition of the vessels.

        The disclosure on page 9 has been revised to add a brief description of the Master Agreement and the Supplemental Agreement.

  20.
  We note the forecasted annual consolidated revenue. Provide the basis for these forecasts. We direct you to Item 10(b) of Regulation S-K. We may have further comment.

        The disclosure in the Summary on page 10 regarding the hurdle amount of gross revenue of Star Bulk that must be achieved in order for TMT to be entitled to receive certain additional shares of common stock of Star Bulk in the future, has been revised as follows:

        "Star Bulk's forecasted annual consolidated revenue for these periods is based on the forecasted gross charter revenue of $23.2 million during Star Bulk's first full operating quarter and adjusted for the expected delivery dates of the vessels in our initial fleet following the Redomiciliation Merger and the number of quarters included in each period respectively. Please read "Star Bulk's Forecasted Cash Available for Dividends, Reserves and Extraordinary Expenses" for important assumptions and risks related to the forecasted financial information."

Interests of Certain Persons in the Redomiciliation Merger, page 11

  21.
  We note the statement that these interests include "among other things" the listed interests. Please provide all substantial interests, direct or indirect, as required by Item 5 of Schedule 14A. For example, we note the agreement entered into with Maxim Group, the underwriters for the IPO, as co-lead financial advisor. Given the contingent underwriting compensation to be paid upon completion of the business combination and the contingent fee from this arrangement, please add clear disclosure of Maxim's interests in this transaction.

        The disclosure beginning on page 13 has been revised to include the following:

        "Maxim Group LLC, the underwriters of our initial public offering, has an interest in the Redomiciliation Merger. Maxim's interest in the consummation of a business combination by Star Maritime consists of the $3,773,500 in contingent underwriting compensation and $226,500 of contingent placement fees held in the Trust Account as of March 31, 2007 that it will receive upon the consummation of a business combination as well as the $800,000 that it will receive in its financial advisory role in the transaction. In addition, Maxim has an interest in having as few shareholders as possible exercise their redemption rights because Maxim has agreed that it will forfeit $.20 per share (up to a maximum of $1,286,730) plus interest thereon of its contingent underwriting compensation for each share redeemed by a shareholder in connection with a business combination transaction."

Securities and Exchange Commission
May 24, 2007

  22.
  State the aggregate amount paid for the 9,026,924 shares of common stock issued to Star Maritime's officers and directors prior to the IPO. Also, explain the reference to 200,000 shares that may be required to be surrendered for cancellation upon the exercise of redemption rights.

        The disclosure beginning on page 12 has been revised to add that Star Maritime's officers and directors paid $25,000 in cash for the 9,026,924 shares of Star Maritime common stock that they purchased in a private placement prior to the initial public offering. Disclosure has also been added to provide as follows:

        "Star Maritime's officers and directors paid $25,000 in cash for a total of 9,026,924 shares of Star Maritime common stock prior to the initial public offering. These shares, without taking into account any discount that may be associated with certain restrictions on these shares, collectively have a market value of approximately $104,712,318 based on Star Maritime's share price of $11.60 as of May 11, 2007. Our initial stockholders have agreed to surrender up to an aggregate of 200,000 of their shares of common stock to us for cancellation upon consummation of a business combination in the event public stockholders exercise their right to have Star Maritime redeem their shares for cash. The number of shares that our initial stockholders will surrender will be determined by calculating the dollar amount of the Trust Account (exclusive of interest) paid to redeeming stockholders above $9.43 per share (which amount consists of $9.23 per share attributable to such stockholders and $.20 per share attributable to the underwriters' deferred discount) and dividing it by $10.00 (the value attributed to the shares for purposes of this calculation). Accordingly, for each 1,000 shares redeemed up to a maximum of 3,508,772 shares, our initial stockholders will surrender 57 shares for cancellation."

  23.
  Provide the aggregate purchase price of the private placement and provide the aggregate market value as of the most recent practicable date.

        The disclosure on page 13 has been revised to add that Messrs. Tsirigakis and Syllantavos, Star Maritime's executive officers, and Messrs Pappas and Erhardt, two of Star Maritime's directors, paid an aggregate purchase price of $11,325,000 in the private placement to buy 1,132,500 units (comprised of one share of common stock and one warrant to purchase a share of common stock, of Star Maritime), and that as of May 11, 2007, the aggregate value of such securities was $17,021,475 which consists of $13,137,000 attributable to the common shares at a market price of $11.60 per share and $3,884,475 attributable to the warrants at a market price of $3.43 per warrant.

  24.
  Clarify whether any of the officers and directors have purchased any common stock or warrants in the market.

        The disclosure on page 13 has been revised to add that no officers or directors of the Companies have purchased any securities of Star Maritime in the after market.

  25.
  Clarify whether any compensation agreements have been entered into. If not, provide clear disclosure in this section and throughout. Provide clear risk factor disclosure throughout if the compensation will not be determined until after shareholders have voted on the transaction.

        The disclosure on page 13 has been revised to clarify that Star Bulk intends to enter into employment agreements with Messrs. Tsirigakis and Syllantavos prior to the effectiveness of the registration statement of which the Joint Proxy Statement/Prospectus is a part. The Companies undertake to disclose the material terms of such compensation arrangements prior to effectiveness. Accordingly, no additional risk factor disclosure has been included in response to this comment.

Securities and Exchange Commission
May 24, 2007

  26.
  Clarify the nature of the interests of the parties in the last bullet point of this section.

        The disclosure on page 14 has been revised to add that (i) Mr. Nobu Su and Mr. Peter Espig, who are affiliates of TMT, will each join the board of directors of Star Bulk following the Redomiciliation Merger; and (ii) Star Bulk has entered into one year time charters for two vessels in the initial fleet, the Star Gamma and the Star Iota, with TMT as the charterer. The estimated Star Bulk payments and corresponding TMT gross revenues from these charters will be $10,203,000 and $6,444,000 respectively for the two vessels for the duration of the time charter agreements.

Conditions to the Redomiciliation Merger, page 12

  27.
  We note your disclosure stating that the completion of the merger is subject to the satisfaction or waiver of a number of conditions. In this subsection and throughout the document, please identify which conditions to completion of the merger may be waived and which of those waivable conditions Star Maritime may consider waiving. If you do not intend to re-solicit proxies in the event of waiver of material conditions, disclose the associated risks.

        The disclosure on page 14 has been revised to state that each condition to the completion of the Redomiciliation Merger may be waived other than obtaining the requisite vote of shareholders of Star Maritime. Star Maritime advises the Staff supplementally that it does not intend to resolicit proxies in the event of waiver of conditions to the completion of the Redomiciliation Merger because Star Maritime believes that obtaining the requisite vote of its shareholders is the only material condition to the completion of the Redomiciliation Merger. The Companies do not believe that there are associated risks attendant to waiver of such conditions because the Companies believe that the conditions that may be waived are immaterial. Furthermore, Star Maritime advises the Staff that it does not currently expect to waive any conditions of the Redomiciliation Merger.

Star Maritime Acquisition Corp. Unaudited Pro Forma Combined Balance Sheet, page 18

  28.
  Please clarify whether pro forma adjustment (3) includes amounts for the various fees to Bongard Shipbrokers, Cantor Fitzgerald and Maxim Group disclosed in Note 5 on page F-16. Please advise or revise.

        Disclosure has been added to Pro forma adjustment (3) to clarify that advisor fees for Maxim Group, Cantor Fitzgerald and Bongard Shipbrokers aggregating $2.85 million, which are payable only upon successful completion of the Redomiciliation Merger, are included therein.

Market Price and Dividend Information, page 20

  29.
  Provide the price information as of the latest practicable date. Also, provide the price as of the date immediately prior to the public announcement of the proposed business combination. We direct your attention to Item 201(a)(1)(v) of Regulation S-K.

        The Companies have included the market price information on January 16, 2007 and as of May 11, 2007.

Securities and Exchange Commission
May 24, 2007

Risk Factors, page 21

  30.
  Please clarify in the introductory paragraph that you have described all material risks that are currently known and reasonably foreseeable. In addition, remove references to other risks and uncertainties not described below and not presently known.

        The introductory paragraph on page 25 has been revised to (i) state that the risk factors contain all material risks that are currently known and reasonably foreseeable, and (ii) delete the reference to "other risks and uncertainties not described below and not presently known."

  31.
  Please revise the risk factor subheadings to specifically state the risk to the company and/or investors. Currently many of the subheadings merely state a fact. In addition, revise references in both the subheadings and narratives to generic risks such as having a "material affect," "negatively affect," or "adversely affect" your operations or that your operations could suffer. Please revise to state the specific risk rather than these generic statements.

        The risk factor section has been revised in response to the Staff's comment.

  32.
  Consider combining risk factors 32 and 33, as they both relate to the potential delay in the release of funds from escrow as a result of the dissolution process. In addition, risk factor 44 appears to be a generic risk that could apply to any company. Please revise to specify the risk to your company or remove.

        In response to the Staff's comment, the 32nd and 33rd risk factors have been combined, and the 44th risk factor has been revised accordingly.

Star Bulk's ability to obtain additional debt financing may be dependent on the performance and the creditworthiness of its charterers, page 22

  33.
  On page 97, you state that TMT has procured time charters for four of the eight vessels. Please identify the charterers and disclose their credit ratings or some other parameters of their creditworthiness or objective standing in the industry.

        The risk factor has been revised on page 26, to provide as follows:

  "Star Bulk's revenues may be dependent on the performance of its charterers.

        Star Bulk will enter into time charters with Worldlink Shipping Limited, North China Shipping Limited Bahamas, Essar, Neptune, and TMT. Star Bulk's revenues may be dependent on the performance of its charterers and as a result, any defaults by its charterers may materially adversely affect Star Bulk's revenues. Star Bulk has not analyzed the creditworthiness of the charterers, consistent with industry practice in the drybulk shipping industry."

        In response to the Staff's comment, the disclosure beginning on page 26 has been revised to identify the charterers, and to add that Star Bulk has not analyzed the creditworthiness of the charterers, consistent with industry practice in the drybulk shipping industry. The Companies respectfully note to the Staff that in the ordinary course for the drybulk shipping industry, shipbrokers identify counterparties to one another, and often charterers charter vessels repeatedly over similar trade routes. Unless a

Securities and Exchange Commission
May 24, 2007

particular charterer is known to the shipbroking community as not creditworthy, which is rare, the creditworthiness of the charterers of drybulk vessels is not usually known to the vessel owners and operators. Charterers are typically private companies without published credit ratings and there are generally no commercially available studies that compare the standing of charterers to one another. Further, it is often the case that the ultimate beneficial owner of the charterer is unknown to the vessel owner/operator. As such, the Companies are unable to disclose a credit rating or other objective measure of creditworthiness of the charterers.

Star Bulk may be unable to attract and retain key management personnel...., page 23

  34.
  If any of Star Bulk's key management personnel intends to retire or otherwise leave the company, please identify the person and disclose when that person plans to leave Star Bulk. In addition, disclose any steps you have undertaken to retain the key employees.

        Star Bulk advises the Staff that none of its key management personnel intends to retire or otherwise leave the company. The disclosure on page 27 has been revised to add that Star Bulk intends to enter into employment agreements with Mr. Akis Tsirigakis and Mr. George Syllantavos, Star Bulk's Chief Executive Officer and Chief Financial Officer, respectively, and has adopted an equity incentive plan in order to provide the board of directors a mechanism for incentivizing key employees in the future.

As Star Bulk commences its business, it will need to implement its operations and financial systems..., page 23

  35.
  You state that Star Bulk's wholly-owned subsidiary would recruit additional seafarers and shoreside personnel, and yet you also state that Star Bulk would depend on its unaffiliated crewing agent for adequately staffing its vessels. Please elaborate to clarify how Star Bulk would recruit its personnel, both at sea and on shore.

        As mentioned in the section "Management of the Fleet" beginning on page 84, Star Bulk Management, which is a wholly-owned subsidiary of Star Bulk, may subcontract the technical and/or crew management of vessels to one or more reputable third-party technical management companies. The disclosure on page 27 has been revised to describe that it is the intention of the Star Bulk to subcontract crew management, which includes the recruitment of seafarers to third-party technical management companies, and that on-shore personnel will be recruited by Star Bulk Management through referrals from other shipping companies and traditional methods of securing personnel, such as placing classified advertisements in shipping industry periodicals.

Purchasing and operating secondhand vessels may result in increased operating costs..., page 24

  36.
  Given the age of the Panamax and Capesize vessels to be acquired, please state whether Star Bulk would incur significantly higher operating, insurance, and maintenance costs.

        In response to the Staff's comment, the disclosure on page 28 has been revised to reflect that Star Bulk has inspected the vessels that it will acquire from TMT, has considered the age and condition of the vessels in budgeting for operating, insurance and maintenance costs, and that if Star Bulk acquires additional second hand vessels in the future, it may encounter higher operating and maintenance costs due to the age and condition of those additional vessels.

Securities and Exchange Commission
May 24, 2007

Star Bulk's worldwide operations will expose it to global risks..., page 24

  37.
  Please identify the country where Star Bulk would register its vessels, and discuss briefly the risk implications of the nationality of the vessels on their operations.

        The disclosure beginning on page 28 has been revised to reflect that Star Bulk intends to register all of its vessels in the Republic of the Marshall Islands. As Star Bulk does not believe that there is any material risk in relation to registering its vessels in the Marshall Islands, no additional disclosure has been added.

Because Star Bulk is incorporated under the laws of the Marshall Islands, it may be difficult to serve Star Bulk with legal process..., page 25

  38.
  Please revise the risk factor caption and expand the disclosure to state clearly the extent to which a U.S. investor may bring original actions in the Marshall Islands against Star Bulk, its affiliates, or any named expert based on U.S. laws. Also, state whether a Marshall Islands court may impose civil liability, including monetary damages, on Star Bulk, its affiliates, or named experts if the facts alleged in a complaint based on U.S. law constitutes or gives rise to a cause of action under Marshall Islands law.

        The disclosure beginning on page 29 has been revised as follows:

        "Star Bulk is incorporated under the laws of the Marshall Islands and its directors and officers are non-U.S. residents, and although you may bring an original action in the courts of the Marshall Islands or obtain a judgment against Star Bulk, its directors or its management based on U.S. laws in the event you believe your rights as a shareholder have been infringed, it may be difficult to enforce judgments against Star Bulk, its directors or its management.

        Star Bulk is incorporated under the laws of the Republic of the Marshall Islands, and all of its assets are located outside of the United States. Star Bulk's business will be operated primarily from its offices in Athens, Greece. In addition, Star Bulk's directors and officers, following the Redomiciliation Merger, will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against Star Bulk or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against Star Bulk's assets or the assets of its directors and officers. Although you may bring an original action against Star Bulk, its affiliates or any expert named in this prospectus in the courts of the Marshall Islands based on U.S. laws, and the courts of the Marshall Islands may impose civil liability, including monetary damages, against Star Bulk, its affiliates or any expert named in this prospectus for a cause of action arising under Marshall Islands law, it may impracticable for you to do so given the geographic location of the Marshall Islands. For more information regarding the relevant laws of the Marshall Islands, please read 'Enforceability of Civil Liabilities.' "

  39.
  Provide clear disclosure in the subheading that the officers and directors are non-residents of the US.

Securities and Exchange Commission
May 24, 2007

        The subheading of this risk factor on page 29 has been revised to clarify that none of the officers and directors of Star Bulk are U.S. residents.

Servicing future debt would limit funds available..., page 27

  40.
  Please disclose the estimated dollar amount of secured debt Star Bulk expects to incur in order to finance fleet expansion in the near future. In addition, consider combining this risk factor with risk factor 6, since both discuss the limited funds associated with servicing future debt.

        In response to the Staff's comment, Star Bulk has combined this risk factor with risk factor 6 on page 26, and has added language clarifying that Star Bulk has not determined whether to expand its fleet or to incur debt in the near future for additional vessel acquisitions.

        The Companies have also added the following disclosure on page 26:

        "Assuming that no shareholders elect to redeem, Star Bulk will have approximately $70,000,000 available under its credit facility to fund future acquisitions."

Star Bulk may be unable to procure financing arrangements..., page 27

  41.
  Please clarify this risk factor. You indicate that you will pay the additional cash of $40 million necessary to acquire the eight dry bulk carriers from borrowings under a new senior credit facility; however, then you state that if you are unable to procure financing arrangements prior to the effective date of the Redomiciliation Merger, you may not be able to complete the purchase of all eight dry bulk carriers. This disclosure appears inconsistent. In addition, clarify whether you are required to purchase all eight carriers at the time of the redomiciliation merger or whether you may purchase less than eight. Provide clear disclosure throughout the proxy statement/prospectus, if true, that the purchase of all eight carriers must occur simultaneously to comply with the requirements of the Form S-1 or advise. We may have further comment.

        As Star Bulk entered into a commitment letter with its lenders after the Registration Statement was filed, this risk factor has been deleted from the Joint Proxy Statement/Prospectus.

        The Companies advise the Staff that the merger of Star Maritime with and into Star Bulk, which entered into agreements to acquire vessels is consistent with Star Maritime's disclosure in the Form S-1 and also qualifies as a "business combination" under the Investment Management Trust Agreement by and between Star Maritime and American Stock Transfer & Trust Company, as Trustee, and therefore satisfies the conditions therein relating to the Trust Account that will cause Star Maritime to cease being a blank check company and allows for the release of funds from the Trust Account.

        The disclosure on pages 4 and 25 has been revised to provide that on the effective date of the Redomiciliation Merger, at least one of the vessels in the initial fleet will be delivered to Star Bulk and that Star Bulk expects to take delivery of the remaining vessels in the initial fleet within sixty days following the effective date of the Redomiciliation Merger.

  42.
  We note the statement that where the reserve for claims and liabilities was insufficient, stockholders "could" be liable for claims by creditors. Please provide a

Securities and Exchange Commission
May 24, 2007

    legal analysis as to when the claims of stockholders would be before the claims of creditors. In addition, we note the personal liability undertaken by officers and directors. Provide clear disclosure of this personal liability. We may have further comment.

        The Companies advise the Staff that claims of stockholders would not have priority over claims of creditors unless, in the case of the Trust Account, creditors had entered into a specific agreement of waiver of any claim to the Trust Account. In connection with Star Maritime's initial public offering, each of the initial stockholders entered into an letter agreement with Maxim that provides as follows:

        "The undersigned agrees to indemnify and hold harmless the Company against any loss, liability, claims, damage and expense whatsoever (including, but not limited to, any and all legal and other expenses reasonably incurred in investigating, preparing or defending against any litigation, whether pending or threatened, or any claim whatsoever) which the Company may become subject as a result of any claim by any vendor that is owed money by the Company for services rendered or products sold but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount in the Trust Fund."

        Pursuant to this letter agreement, Star Maritime may seek indemnity from the initial stockholders to the extent amounts in the Trust Account are not sufficient to fund the Star Maritime's liabilities and expenses.

If third parties bring claims against Star Maritime.... page 28

  43.
  We note the disclosure that the company will seek to have creditors waive their claims against the trust and the Form S-1 stated that you "will seek to have vendors, prospective target businesses, or other entities we engage execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public stockholders." Clarify whether you have obtained waivers from all creditors, prospective target businesses or other entities. If you have not, name the creditors and state the amounts currently owed. We may have further comment.

        The disclosure on page 34 has been revised to clarify that Star Maritime has not procured waivers from any creditors or prospective target businesses, and that if the Redomiciliation Merger is not effected, the material creditors of Star Maritime would consist of its legal advisors, accountants, and service providers in connection with the Redomiciliation Merger, such as experts and printers. As of March 31, 2007, there are no creditor claims against Star Maritime.

Charter rates in the drybulk shipping market are at historically high levels..., page 30

  44.
  Please provide us supplementally with a copy of the relevant part of the Drewry report that you quote as predicting an increase of the world's drybulk carrier fleet in 2007. Please include a citation in this risk factor to the report if available to the public.

        The Companies advise the Staff that the relevant portion of the Drewry report appears on pages 114 and 115 under the headings "Dry Bulk Carrier Orderbook—January 2007", "Dry Bulk Carrier Age Profile—December 2006" and "Dry Bulk Carrier Scrapping".

Securities and Exchange Commission
May 24, 2007

Star Maritime and Star Bulk expect to incur significant costs associated with the Redomiciliation Merger..., page 33

  45.
  Please disclose the dollar value of costs associated with the merger that you expect to incur and provide the cost to date.

        The disclosure on page 41 has been revised to add that the Companies expect to incur significant costs associated with the Redomiciliation Merger, whether or not the Redomiciliation Merger is completed. In connection with the Redomiciliation Merger, if the merger is completed we expect to incur $4.9 million in expenses including $2.85 million paid as contingent compensation to our advisors. If the Redomiciliation Merger is not completed we expect to incur $2.05 million in expenses. The incurrence of these expenses will reduce the amount of cash available to be used for other corporate purposes, including distribution upon a liquidation. As of March 31, 2007 approximately $395,000 of such expenses had been incurred and paid out of Star Maritime's working capital.

Forward Looking Statements

  46.
  Please clarify to disclose that the safe harbors for forward-looking statements included in the Securities Act and Securities Exchange Act do not apply to statements made in your Form F-4 or remove the references to Section 27A of the Securities Act and Section 21E of the Exchange Act.

        In response to the Staff's comment, the Companies have removed the references to Section 27A of the Securities Act and Section 21E of the Exchange Act from the referenced section of the Joint Proxy Statement Prospectus on page 42.

  47.
  We note the disclosure in this section that you undertake no obligation to update or revise the forward looking statements contained in the joint proxy statement/prospectus. Please explain in light of the undertakings in part II of the prospectus.

        The disclosure on page 42 has been revised to be consistent with the undertakings in Part II of the Amended Registration Statement.

The Star Maritime Special Meeting, page 35

Proxies; Revocation, page 36

  48.
  We note that Star Maritime's directors may solicit proxies "personally and by telephone, facsimile or other electronic means of communication." Please confirm to us that the information provided in the referenced manner will be consistent with the written proxy statement and proxy card, and that the information will comply with Proxy Rule 14a-4.

        Star Maritime confirms to the Staff that the information provided to its shareholders in the referenced manner will be consistent with the written proxy statement and proxy card, and that the information will comply with Proxy Rule 14a-4.

Securities and Exchange Commission
May 24, 2007

Redemption Rights, page 36

  49.
  Please disclose the dollar amounts of any balance of the trust account that would remain as working capital following the acquisition of vessels assuming 0% and 32.99% redemption. If there would be none, so state.

        The disclosure on pages 6 and 45 respectively has been revised to disclose that following the approval of Star Maritime stockholders, funds in the Trust Account will be released to Star Maritime. Star Maritime stockholders exercising redemption rights will receive their pro rata portion of the Trust Account. The balance of the funds will be utilized to fund a portion of the cash portion of the aggregate purchase price for the eight dry bulk carriers in the initial fleet. As of March 31, 2007 the amount of funds from the Trust Account that will remain to be applied to the cash portion of the aggregate purchase price will be $194,571,504 if no shareholders redeem and $126,525,514 if the maximum 32.99% of shareholders redeem assuming a redemption price of $10.31.

  50.
  Please revise to disclose whether non-votes, broker non-votes, and abstentions will prevent Star Maritime shareholders from exercising their redemption rights.

        The disclosure on page 45 has been revised to clarify that although non-votes, broker non-votes and abstentions will count as votes against the Redomiciliation Merger, in order to exercise redemption rights, Star Maritime shareholders must vote against the Redomiciliation Merger and elect to exercise redemption rights on the enclosed proxy card.

Adjournments and Postponements page 37

  51.
  We note that "the special meeting may be adjourned or postponed for the purpose of soliciting additional proxies." Discretionary authority is unavailable when a procedural action is taken with respect to a substantive matter for which a proxy is solicited. See Proxy Rule 14a-4. The adjournment or postponement of a meeting to solicit additional proxies does not constitute a matter incidental to the conduct of the meeting. Consequently, the use of discretionary voting authority to vote on adjournment or postponement of the meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited. Please revise the disclosure and provide a separate voting box on the proxy card so that shareholders may decide whether to grant a proxy to vote in favor of adjournment or postponement of the meeting for the solicitation of additional proxies.

        In response to the Staff's comment, Star Maritime has revised the disclosure on page 46 to provide that if a stockholder votes in favor of the Redomiciliation Merger on the enclosed proxy card, in the event that a quorum is not represented at the meeting or even if a quorum is represented at the meeting, if sufficient votes are not received in favor of the Redomiciliation Merger, such stockholder will also be voting in favor of granting the persons named as proxies the authority to propose and vote for one or more adjournments of the special meeting for the purpose of soliciting additional proxies. The disclosure has also been revised to provide that individuals named as proxies will vote against any adjournment if such stockholder votes against or abstains from voting on the Redomiciliation Merger on the enclosed proxy card.

Securities and Exchange Commission
May 24, 2007

Background and Reasons For the Redomiciliation Merger, page 38

History of the Agreements to Acquire the Vessels, page 38

  52.
  Briefly discuss Star Maritime's efforts to search for a business target from the formation of Star Maritime until the first contact with TMT.

        The disclosure beginning on page 47, has been revised in response to the Staff's comment to briefly discuss Star Maritime's efforts to search for a business target from the formation of Star Maritime until the first contact with TMT.

  53.
  You state that "the first contact between Star Maritime and TMT occurred on July 25, 2006 in Milan, Italy..." Please make clear whether it was the first contact so far as the acquisition deal was concerned or whether Star Maritime or its subsidiaries or related parties had no prior connections or prior business contacts with TMT before the stated occasion. Clarify whether there is any relationship, affiliation or other connection between the officers, directors and affiliates of Star Maritime and the officers, directors and affiliates of TMT. Also, please clarify how the "direct introduction of principals of the two parties occurred." Clarify how the meeting that appears to have occurred was arranged and any contact prior to this initial meeting. We may have further comment.

        The disclosure beginning on page 47, has been revised in response to the Staff's comment.

  54.
  Please revise the discussion to clarify whether, when, and the extent to which the structure and financial terms of the asset acquisition changed during the course of the negotiation process with TMT and/or its subsidiaries.

        The disclosure beginning on page 47 has been revised in response to the Staff's comment to disclose when, and to what extent, the structure and financial terms of the proposed transaction between Star Bulk and TMT changed during the course of the negotiation process.

  55.
  Please clarify, if accurate, that Star Maritime directors and executive officers who have interests in the redomiciliation merger that are different from, or in addition to, the interests of your unaffiliated stockholders, have actively participated in the negotiations related to the asset acquisition agreement. If so, explain how the interests of your unaffiliated shareholders were safeguarded.

        The Companies advise the Staff that Star Maritime's officers and directors who have interests in the Redomiciliation Merger that are in addition to Star Maritime's unaffiliated stockholders actively participated in the negotiations related to the Asset Acquisition agreements. The Companies advise the Staff that the interests of Star Maritime's unaffiliated stockholders were safeguarded because the board of directors of Star Maritime received independent vessel valuations in connection with the negotiation and execution of the definitive agreements. In addition, the merger of Star Maritime with and into Star Bulk, with Star Bulk as the surviving corporation is subject to the approval of Star Maritime stockholders.

Securities and Exchange Commission
May 24, 2007

Acquisition Target Review, page 39

  56.
  Please explain in greater detail the role played by Bongard in the search for a target business. Clarify whether the contingent fee is due upon completion of the merger contemplated by Star Bulk, even though Bongard did not appear to help locate the target ships. We may have further comment.

        The disclosure beginning on page 50 has been revised in response to the Staff's comment to disclose the role of Bongard Shipbrokers in advising Star Maritime.

  57.
  Please disclose the total expenses Star Maritime has incurred so far related to its search for acquisition of a company or assets, along with a breakdown of the expenses into different constituent items. Compare the actual expenses of Star Maritime with the use of proceeds disclosure from the IPO prospectus and clarify the reasons for any deviations from the amount set forth in the use of proceeds table. Also, disclose the extent of the expenses that is to be borne by the trust account.

        The disclosure beginning on page 49 has been revised in response to the Staff's comment. The Companies advise the Staff that because the timing of acquisition announcement was unknown, the potential accumulation on interest proceeds by the time of such announcement was also unknown, the initial $575,000 were initially allocated into the various foreseen expense categories at the time. Therefore, no meaningful comparison is possible between the initial breakdown of the initial $575,000 with the $2.1 million of actual expenses as of March 31, 2007.

  58.
  Please disclose the date within which Star Maritime needs to consummate a business combination transaction so as to be obligated to pay the contingency fee to Bongard Shipbrokers.

        The disclosure beginning on page 50 has been revised in response to the Staff's comment to disclose that Star Maritime will be obligated to pay the contingency fee to Bongard Shipbrokers if the Redomiciliation Merger, or another business combination transaction, is consummated on or prior to December 21, 2007.

  59.
  Please disclose the material terms of engagement, including the termination dates, of Bongard Shipbrokers, Cantor Fitzgerald or Maxim Group. In addition, disclose whether Bongard Shipbrokers, Cantor Fitzgerald or Maxim Group is currently pursuing an acquisition target on your behalf. Finally, as these agreements appear to be material, please file them as exhibits.

        The disclosure beginning on page 50 has been revised in response to the Staff's comment to disclose material terms of the engagement of Bongard Shipbrokers, Cantor Fitzgerald and Maxim, and that none of them are currently pursuing an acquisition target on behalf of Star Maritime. Star Bulk has filed the related agreements as exhibits 10.13, 10.14, and 10.15 to the Amended Registration Statement, respectively.

  60.
  You have discussed on pages 39–40 why prospective alternative transactions were rejected. Please discuss in reasonable detail why Star Maritime management decided in favor of the asset purchase transaction with TMT in particular. In your

Securities and Exchange Commission
May 24, 2007

    discussion, disclose why Star Management's board preferred a purchase of eight ships to the acquisition of a shipping company of comparable size.

        The disclosure beginning on page 48 has been revised in response to the Staff's comment to add a discussion of the reasons why Star Maritime's management determined to conclude the vessel acquisition transaction with TMT, including disclosure as to why Star Management's board preferred a purchase of eight ships to the acquisition of a shipping company of comparable size.

Reasons for the Redomiciliation Merger, page 40

  61.
  Please elaborate on the specific "regulatory and tax advantages" that Star Maritime hopes to obtain by redomiciling in the Marshall Islands.

        The disclosure on page 51 has been revised to add the following:

        "By remaining a Delaware corporation, Star Maritime would subject itself to the jurisdiction of the Delaware courts as well as certain federal courts for all suits and claims against it, including actions based on tort or contract, in respect of the ownership and operation of the vessels to be acquired in the Redomiciliation Merger. By redomiciling to the Marshall Islands, Star Maritime would remain subject to the jurisdiction of courts in the United States, but only to the extent that Star Maritime has sufficient contacts with the United States or one of the states of the United States, to give rise to personal jurisdiction there. In addition, by redomiciling, Star Maritime will be able to eliminate the risk of suit by a foreign seaman attempting to utilize the United States legal system to assert labor-related claims against Star Maritime.

        Under 46 U.S.C. §§ 56101 and 56102 (Sections 9 and 37 of the Shipping Act, 1916, as amended), Star Maritime as a Delaware corporation would require the prior approval of the Secretary of Transportation to sell its vessels then currently under U.S. registry to a foreign entity or person. By redomiciling to the Marshall Islands, it would not be subject to these provisions in respect of the future sales of its vessels.

        By acquiring the initial fleet as a Delaware corporation, Star Maritime would become subject to United States federal corporate income tax at up to 35% on the net profits derived from its direct operation and trading of the initial fleet and this would subject Star Maritime to a significant competitive disadvantage to its non-U.S. competitors that are generally wholly exempt from tax on their international shipping operations pursuant to Code Section 883 or an applicable treaty. In addition, the after-tax profits distributed as dividends to its non-U.S. holders would be subject to a further withholding tax of 30%. By redomiciling to the Marshall Islands, it would be wholly exempt from United States corporate income tax on all such profits pursuant to the provisions of Code Section 883 and in addition, its non-U.S. holders would not be subject to any further tax on receipt of dividends. Dividends received by U.S. holders would be subject to the same tax regime whether Star Maritime was a Delaware or Marshall Islands corporation."

Satisfaction of the 80% Test, page 40

  62.
  We note the disclosure regarding the satisfaction of the 80% test. The Form S-1 indicates that "the fair market value of such business will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential sales, earnings and cash flow and book value" Please provide a detailed discussion of the fair market value as determined

Securities and Exchange Commission
May 24, 2007

    by the board and how this valuation or range of valuations was determined. We may have further comment.

        The Companies note the disclosure regarding the requirement that the target of Star Maritime's initial business combination have a fair value of at least 80% of Star Maritime's net assets at the time of such acquisition. The Companies wish to clarify for the Staff that the target of Star Maritime's initial business combination is eight vessels and not a business concern to which the quoted language regarding valuation in Form S-1 relates. The Companies wish to make this distinction to clarify that unlike a business concern whose value is based upon standards generally accepted by the financial community, such as actual and potential sales, earnings and cash flow and book value, the value of vessels is determined by actual vessel purchase and sale transactions performed through and reported daily by purchase and sale brokers. As a result, for purposes of satisfaction of the 80% test, the Star Maritime board of directors determined based on its expertise in the shipping industry that it was qualified to make such a determination. Specifically the board relied upon independent vessel valuations for each ship (please refer to comment number 63) performed on January 15, 2007, the average fleetwide aggregate of which was $352.5 million. The board of directors determined that the independent vessel valuations were sufficient to satisfy the board that the fair market value of the assets to be acquired are well in excess of the minimum required to satisfy the 80% test. On January 12, 2007, 80% of the net assets of Star Maritime was equal to $154.5 million.

Recommendations of the Board of Directors, page 41

  63.
  Please include a reasonably detailed summary on the independent vessel valuation for each ship performed by purchase and sale brokers that the Star Maritime directors received. The discussion should include, but should not be limited to, the following information:

  •
  the identity of the purchase and sale brokers that provided the valuations;

  •
  any prior relationships or affiliations of the brokers with either Star Maritime or TMT;

  •
  the fees paid to those brokers and any other services, for example, finding of purchasing/selling parties, rendered by them;

  •
  the assumptions underlying the valuations;

  •
  the comparable sales of similar ships considered in the valuations;

  •
  the likely resale and earning power of each ship in the near future; and

  •
  the current market value of each ship.

    In addition, please append the valuations received to the proxy statement and prospectus.

        The Companies respectfully advise the Staff that investors in public offerings of shipping equities do not typically receive disclosure concerning the identity of vessel appraisers, nor are vessel appraisal reports included as exhibits to related registration statements. Issuers do typically,

Securities and Exchange Commission
May 24, 2007

however, disclose whether or not the valuations are rendered by independent third parties. This is primarily because it is common practice in the shipping industry for vessel purchasers to obtain "desk appraisals", which are not based on actual inspection of the vessels. These appraisals assume that the vessels are in sound seagoing condition, class maintained, undamaged, fully equipped, freely transferable and charter free, and are based on a number of factors, including the agreed sale price of the vessel, an examination of information available in public databases about the vessel and a general analysis of comparable sales of similar vessels. Star Maritime's board of directors received desk appraisals from independent third party sale and purchase ship-brokerage firms. The Companies have attached to this letter as Appendix 1 reported sales of similar vessels during the relevant period.

        In response to the Staff's comment, the Companies have revised the disclosure in the referenced section of the Joint Proxy Statement/Prospectus to state that the valuations received by the Board of Directors of Star Maritime are desk appraisals, obtained from independent sale and purchase brokers that are unaffiliated with Star Maritime, along with a brief description of the appraisal methodology for desk appraisals, and that Star Maritime paid for such appraisals. As of the date of the Joint Proxy Statement/Prospectus, no other services have been rendered to the Companies by these brokers.

        The Company advises the Staff that in accordance with its own appraisal, the current market value of the vessels is in excess of $390.0 million.

  64.
  We note on page 53 that Star Maritime has not obtained an opinion from an investment banking firm in connection with the redomiciliation merger. Please clarify whether Star Maritime's board of directors engaged any financial advisor to evaluate the redomiciliation merger for your unaffiliated shareholders. If so, identify the financial advisor and include a summary of its opinion in the document and file the opinion as an exhibit. If not, explain how the board fulfilled in its duties to the unaffiliated shareholders of the company in reaching the conclusion by itself that such a merger is in their best interest.

        The disclosure in the above referenced heading has been revised in response to the Staff's comment to reflect that Star Maritime's board of directors engaged two financial advisors Cantor Fitzgerald & Co and Maxim Group. Given the structure of the business combination transaction i.e. the merger of Star Maritime with and into its wholly-owned subsidiary Star Bulk, the board of directors determined it was not necessary to obtain a fairness opinion to evaluate the Redomiciliation Merger for its unaffiliated shareholders. The board made an informed decision by relying upon financial analyses performed by the financial advisors which indicated that following the Redomiciliation Merger, Star Bulk's value would be higher than the purchase price to be paid for the asset acquisition and would be such that the Redomiciliation Merger is in the best interest of all shareholders including the unaffiliated shareholders.

  65.
  Please represent that you have disclosed all material factors, both positive and negative, that the board of directors considered in reaching its determination that the redomiciliation merger is in the best interests of Star Maritime and its stockholders.

        The disclosure under the referenced heading on page 53 has been revised to state that the foregoing discussion of the information and factors considered by Star Maritime's board of directors is not intended to be exhaustive, but includes the material factors, both positive and negative, that the board

Securities and Exchange Commission
May 24, 2007

of directors considered in reaching its determination that the Redomiciliation Merger is in the best interests of Star Maritime and its shareholders.

  66.
  Please clarify whether by "minimum charter rates" you mean the parties leasing your carriers would agree to charter them for a minimum period of time. Explain how TMT's agreement to procure such charters would maximize the revenues Star Bulk would earn from those ships.

        The Companies advise the Staff that "minimum charter rates" refer to the minimum charter rates that TMT agreed to procure under the Master Agreement by and among Star Maritime, Star Bulk and TMT. "Minimum charter rates" does not refer to an agreement with the charter parties. This agreement does not necessarily maximize the revenues Star Bulk would earn from its vessels but creates a guaranteed charter rate for its vessels, limiting its risk of having its vessels unchartered or chartered at unfavorable rates in case the charter market declines.

Interest of Star Maritime Directors and Officers in the Redomiciliation Merger, page 42

  67.
  On page 27, you state that if the redomiciliation merger is not approved, the shares held by the Star Maritime's initial stockholders will in all probability be worthless. However, additional disclosure is warranted so that investors may better understand the conflict addressed. Accordingly, please disclose the current value of the warrants; and the expected gains to management in the event that the merger is approved.

        The disclosure beginning on page 33 has been revised to include disclosure that if the Redomiciliation Merger is not approved: (i) Star Maritime will be liquidated and will distribute the amounts on deposit in the Trust Account to all holders of its common stock issued in its initial public offering, pro-rata in proportion to their respective equity interests, including any interest (net of any taxes payable) not previously released, plus any remaining net assets, (ii) Star Maritime's officers and directors have waived their respective rights to participate in any liquidation distribution with respect to all shares of common stock issued to them prior to the initial public offering. The disclosure has also been supplemented to clarify conflicts of interest between the directors and executive officers of Star Maritime and Star Maritime's other stockholders' in determining whether a particular acquisition transaction is appropriate.

  68.
  You state here that Star Bulk has entered into time charters for two vessels with TMT. On page 41, you state that TMT has agreed to procure time charters for six of the eight vessels. On page 97, you state that TMT has procured time charters for four of the eight vessels. Again, on page 103, you refer to only two charter agreements with TMT. Please explain or reconcile the discrepancy.

        The disclosure on page 58 relates to an agreement between TMT and Star Bulk under which TMT will identify and enter into charters for six of the eight vessels. The disclosure on page 121 refers to the fact that as of the date of the Amended Registration Statement, prior to the sale to Star Bulk, which charters would be novated to Star Bulk on the same terms. TMT has procured charters for four of the six vessels under the above mentioned agreement with Star Bulk. The disclosures referenced on page 58 and 129 refer to two charter agreements, dated February 23, 2007, between TMT and two wholly-owned subsidiaries of Star Bulk respectively, for the vessels Star Gamma and Star Iota. The additional disclosure regarding the charters of the Star Gamma and Star Iota is necessary because both charters constitute a related party transaction.

Securities and Exchange Commission
May 24, 2007

The Acquisition Agreements, page 45

  69.
  We refer to your disclosure in the first paragraph on page 45. Your qualification by reference to the acquisition agreements is inappropriate. Please revise.

        The Companies have revised the disclosure on page 57 to state the following: "The summary of the material terms of the Acquisition Agreements appearing below and elsewhere in this joint proxy statement/prospectus are subject to the terms and conditions of the Memoranda of Agreement, or MOAs, the Supplemental Agreement and the Master Agreement, the terms and provisions of which are incorporated herein by reference."

  70.
  Clarify whether an inspection of the vessels being purchased has occurred and if not, when such inspection will occur. Also, clarify whether a dry-docking or diver's inspection will occur or has occurred.

        Star Bulk has inspected the vessels' records of the pertinent classification societies and has also physically inspected all vessels. A divers' inspection will be conducted prior to each vessel's delivery to Star Bulk. The disclosure beginning on page 58 has been revised accordingly.

  71.
  We note that the agreement allows for TMT to provide a replacement vessel if the vessel that is subject to the agreement cannot be delivered. Please explain in greater detail the process following such an event. For example, clarify the information to be provided to the shareholders, how such information would be provided, and the ability to vote on the new transaction. If no information is provided and shareholders are not given the ability to vote on the amended transaction, provide an analysis as to how such action is consistent with the representations made in the Form S-1. We may have further comment.

        The disclosure beginning on page 58 has been revised in response to this comment to reflect that TMT has a fixed legal obligation under the memoranda of agreements, MOAs, to deliver the vessels in the initial fleet to Star Bulk and its subsidiaries. The inability of TMT to deliver a vessel under an MOA would arise only in rare force majeure circumstances. In such circumstance, the standard terms of the MOA provide that the deposit (inclusive of the interest) would be returned to the Buyers and the MOA would become null and void. The Company negotiated with TMT to strike these standard provisions from the MOAs and in the event a vessel is unable to be delivered in the unlikely event of a force majeure, TMT is obliged under the MOAs to deliver a replacement vessel on the terms described in the Joint Proxy Statement/Prospectus. The MOAs therefore provide an additional benefit to the Company and its shareholders over that of the standard MOA.

  72.
  We note the disclosure that the average age of the ships is 10 years old. However, it appears that the three largest ships are all older than 10 years. Please provide clear disclosure and add risk factor disclosure as appropriate.

        The disclosure on page 57 has been revised to state that the average age of the eight vessels in the initial fleet is approximately 10 years. Star Bulk does not believe that a corresponding risk factor is material because the vessels have an economic life of 25 to 30 years.

Securities and Exchange Commission
May 24, 2007

Acquisition Financing, page 49

  73.
  Please discuss the material terms of the indication letter that offered Star Bulk a credit facility of up to $120 million. If the negotiations have developed beyond the preliminary stage, please identify the lender and file the form of agreement as an exhibit.

        The disclosure on page 62 has been revised to include a discussion of the material terms of the commitment letter from Star Bulk's lender, Commerzbank AG. The commitment letter has been filed as Exhibit 10.1 to the Amended Registration Statement.

Conditions to the Redomiciliation Merger, page 52

  74.
  Please clarify which conditions to the consummation of the merger that have been satisfied so far and update the status of others, as appropriate.

        The disclosure on page 65 has been revised to state that, currently, no condition precedent to the completion of the Redomiciliation Merger is satisfied.

  75.
  Please discuss whether there is any material uncertainty as to any of the conditions to the completion of the merger.

        The disclosure on page 65 has been revised to reflect that the Companies believe that the only material uncertainty which exists to the conditions to the completion of the merger is with respect to obtaining the requisite vote of Star Maritime shareholders.

Information Concerning Star Maritime Acquisition Corp., page 53

Liquidation If No Business Combination, page 53

  76.
  Please describe the rights of, and the dollar amount of any outstanding payment obligations of Star Maritime to, vendors, service providers, and/or creditors to the extent currently known. Also, disclose whether Star Maritime has the ability to fund these obligations independent from the trust account. Clarify whether you have obtained waivers of claims against the trust from any of these creditors. Finally, clarify how these third parties would be paid in the event of liquidation of the company.

        The disclosure on page 66 has been revised to state that Star Maritime has not obtained waivers of claims against the Trust Account from any of its current creditors. As of March 31, 2007, Star Maritime has $544,930 in obligations to third party creditors and Star Maritime has $944,208 available in additional funds other than the Trust Account to satisfy these obligations. In the event of liquidation, if working capital funds are insufficient to satisfy third party claims, creditors could sue for a cause of action under Delaware law.

  77.
  Please confirm whether your officers or directors have any personal liabilities or offered any personal guarantees for outstanding payment obligations of Star Maritime so that such payments does not dissipate the trust account. Also, discuss the financial ability of such individuals to meet any payment obligations.

Securities and Exchange Commission
May 24, 2007

        The disclosure on page 67 has been revised to state Star Maritime's officers and directors have not provided personal guarantees for outstanding payment obligations of Star Maritime. However, Star Maritime may seek indemnity from its initial stockholders pursuant to the letter agreements described in response to comment number 42.

Management's Discussion and Analysis...of Star Maritime Acquisition Corp., page 61

  78.
  Please expand this section to disclose the commitments, as described in Note 5 on page F-16, to pay various fees upon consummation of a business combination such as the redomiciliation merger and purchase agreement with TMT.

        The disclosure beginning on page 76 has been revised to reflect the information contained in Note 5 on page F-16.

  79.
  Please specify the expenses covered by "other expenses of $239,558" and "other expenses of $265,935." If the "other expenses" cover more than one factor, please provide the dollar amount of expenses attributable to each factor.

        The disclosure on page 78 has been revised in response to the Staff's comment as follows:

        Other expenses incurred of $239,558 for the fiscal year ended December 31, 2006 consist of: Depreciation ($408); Financial Fees ($1,331); Freight ($2,806); Franchise Taxes ($144,025); Rent ($89,000); and General and Administrative Expense ($1,988).

        Other expenses incurred of $265,935 for the period from inception to December 31, 2006 consist of: Depreciation ($408); Financial Fees $(1,387): Freight ($2,806); Franchise Taxes ($146,050); Rent ($89,000); General and Administrative Expenses ($16,351); and Interest Expense ($9,933).

Information Concerning Star Bulk Carriers Corp., page 64

  80.
  We note the disclosure regarding the extensive industry visibility of the co-chairmen. Provide clear disclosure, if true, that the officers are involved in other businesses and that the amount of time they have to devote to Star Bulk will be limited. In addition, since TMT has agreed to enter into charters for six of the eight vessels to be acquired, explain the relevance of the statement that "Star Bulk intends to capitalize on these relationships and contacts to gain market intelligence and identify chartering opportunities with leading charterers." We may have further comment.

        The Companies note the Staff's comments and advise the Staff that Mr. Petros Pappas and Mr. Nobu Su will each serve as co-chairman of Star Bulk's board of directors. Neither Mr. Pappas nor Mr. Su will serve as officers of Star Bulk. The disclosure beginning on page 81 has been revised to state that all of Star Bulk's officers intend to dedicate the necessary amount of time to fulfill their obligations to Star Bulk and its shareholders.

        The Companies advise the Staff that the two unchartered vessels represent 25% of Star Bulk's fleet. In addition, Star Bulk intends to capitalize on the relationships and contacts of its co-chairmen when its existing charters expire.

  81.
  Explain in layman terms the types of vessels you are seeking to acquire.

Securities and Exchange Commission
May 24, 2007

        The disclosure on page 83 has been revised in response to the Staff's comment.

  82.
  It appears that two of the charter agreements relating to two of the vessels to be acquired are with TMT. Provide the disclosure required by Item 6 of Form F-4 regarding these material contracts.

        Star Bulk notes the Staff's comment and advises the Staff that it considers charter contracts as contracts entered into in the ordinary course of business. Star Bulk, has however, included expanded disclosure on page 85 concerning these contracts in response to this comment.

  83.
  It appears that your company will be a start-up shipping company. Provide clear disclosure of the risks and uncertainties that the company will face. Also, provide the basis for much of the promotional disclosure in this section in light of the start-up nature of the company. We may have further comment.

        Star Bulk notes the Staff's comment and refers the Staff to the Risk Factor section beginning on page 25, specifically the section titled "—Company Risk Factors Relating to the Surviving Corporation." Additionally, Star Bulk advises the Staff that while the company has no history of operations, its executive officers and directors have significant experience and in-depth knowledge of the drybulk shipping industry. Over the last twenty years Messrs. Pappas and Tsirigakis have acquired and sold over 120 vessels and managed approximately 1.6 million deadweight tons of cargo carrying capacity, three times that of Star Bulk's initial fleet. Mr. Erhadt has 20 years' experience in drybulk shipping, commercially managing a pool of 130 vessels. Mr. Nobu Su transformed TMT to a company currently owning and/or managing in excess of 60 vessels including newbuildings, advises the Chinese Shipbuilding Association and owns significant shareholding positions in major shipyards, while Messrs. Syllantavos, Espig and Softeland bring many years of experience in finance related matters.

        Reference is made to the first four distinguishing factors beginning on page 81, namely: "Extensive Industry Visibility", "Established Customer Relationships", "Experienced and Dedicated Management Team" and "Highly Efficient Operations." The claims stated in these factors are based on the experience, credentials, industry contacts and relationships of the executive officers and directors of Star Bulk in having started and operated drybulk shipping companies. Star Bulk believes that although Star Bulk has no operating history the collective past experience of its executive officers and directors supports the promotional disclosure in this section.

  84.
  Disclose the material terms of any potential arrangement with Combine Marine Inc.

        The Companies have revised the disclosure on pages 84, 100 and 104 respectively, in response to this comment.

  85.
  We note the charters arranged by TMT. Clarify whether any of these charters are with the same parties as when the vessels were operated by TMT. We may have further comment.

        Under the Master Agreement, TMT agreed to procure charter agreements for six of the eight vessels in the Initial Fleet. Star Bulk advises the Staff that with respect to the four vessels with time charters procured by TMT under its minimum charter rate guarantee with Star Bulk, that each time charter will be novated to Star Bulk upon delivery of the relevant vessel. TMT entered into these third-party charter agreements that will be novated to Star Bulk following the execution of the Acquisition Agreements, with the exception of one vessel, the A Duckling. TMT had also agreed to procure the time

Securities and Exchange Commission
May 24, 2007

charters with third party charterers or, in the case of the Panamax vessel and, at its sole option, one of the Supramax vessels, with a TMT affiliate as charterer. The disclosure throughout the Joint Proxy Statement/Prospectus has been revised to clarify that the third party charter agreements will be novated to Star Bulk upon acquisition of the related vessels.

Directors and Executive Officers, page 67

  86.
  State the amount and percent of time each officer will devote to Star Bulk. If the officers will have other business activities, add appropriate risk factor disclosure.

        Star Bulk expects to enter into employment agreements with each of Messrs. Tsirigakis and Syllantavos and that such individuals will be employed on a full time basis by Star Bulk. Star Bulk has accordingly revised its disclosure on page 81 to state that its officers intend to dedicate the necessary amount of time and effort to fulfill their obligations to both Star Bulk and its shareholders and to clarify that Messrs. Tsirigakis and Syllantavos may engage in other business activities in the international shipping industry.

Employment and Consulting Agreements page 71

  87.
  To the extent that any compensation and/or consulting arrangements have been determined or concluded with the future directors and officers of Star Bulk, please disclose their material terms, and file the agreements as exhibits when you execute them.

        As noted above in our response to comment 86, while Star Bulk intends to enter into employment agreements with Messrs. Tsirigakis and Syllantavos, the terms of those agreements have not yet been determined.

Star Bulk Principal Stockholders, page 76

  88.
  Please identify the natural persons who exercise voting and investment control over the securities held of record by each of the non-public entities that are own a material amount of Star Bulk shares. See interpretation 4S of the Manual of Publicly Available Telephone Interpretations (March 1999 supplement).

        Interpretation 4S provides that the "company must identify in the registration statement the person or persons who have voting or investment control over the company's securities that the entity owns." The interpretation further provides that companies should refer to Rule 13d-3 and by analogy make the determination as to whether the registration statement must include disclosure of the persons who have sole or shared voting or investment power over the entity.

        Rule 13d-3 provides that when "two or more persons act as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of an issuer, such syndicate or group shall be deemed a 'person' for the purposes of this subsection." The Companies believe that disclosure of the entities listed on pages 71 and 96 respectively, as Star Bulk shareholders following the Redomiciliation Merger which assumes that such shareholders exchange their shares of Star Maritime for shares of Star Bulk, are "persons" for the purposes of disclosing the principal shareholders of Star Bulk and therefore complies with Rule 13d-3.

  89.
  It appears that you have not included the common stock issuable upon exercise of warrants owned by several persons in this section in disclosing their beneficial

Securities and Exchange Commission
May 24, 2007

    ownership. Please advise us how such warrants are not exercisable within 60 days of effectiveness of this registration statement.

        The Companies note the Staff's comment and have revised the principal shareholder table on pages 71 and 96 accordingly.

  90.
  In the beneficial ownership table, please consider providing varying percentages of post-merger ownership based on the event that 0% and 32.99% of shareholders elect to exercise then redemption rights at the merger.

        The Companies note the Staff's comment and have revised the ownership table on pages 71 and 96 accordingly.

Management's Discussion and Analysis...of Star Bulk Carriers Corp., page 78

  91.
  The Management's Discussion and Analysis ("MD&A") section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to Star Bulk's future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gcv/rules/interp/33-8350.htm This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

        Star Bulk notes the staff's comment and has revised the MD&A section in response to this comment. Star Bulk has included an overview section and identified the key variables and other qualitative and quantitative factors that Star Bulk believes are necessary for investors to understand and evaluate Star Bulk's future results of operations. In particular, Star Bulk has included additional disclosure regarding its charter arrangements, and identified on page 102 the principle factors that will affect Star Bulk's profitability, cash flows and shareholders' return on investment.

  92.
  Please disclose the basis of Star Bulk's expectation that its credit facility will bear the stated interest rate.

        Star Bulk has received a commitment letter from Commerzbank AG dated May 10, 2007 indicating that the credit facility will bear the stated interest rate of LIBOR plus a margin ranging from 0.8% to 1.25%. The disclosure beginning on page 105 of the MD&A has been revised to disclose this rate.

Securities and Exchange Commission
May 24, 2007

The International Dry Bulk Shipping Industry, page 83

  93.
  Please represent to us that you have appropriately obtained the right to include in your registration statement the information and data on the shipping industry published by Drewry. Clarify any compensation or fees paid to Drewry for this information.

        The Companies note to the Staff that a consent letter from Drewry authorizing the inclusion in the registration statement of Drewry's drybulk shipping industry information and data was included as Exhibit 23.4 to the Registration Statement. The disclosure on page 108 has been revised to add that Star Maritime has agreed to pay Drewry UK£15,000 for the information provided.

Star Bulk's Forecasted Cash Available for Dividends Reserves and Extraordinary Expenses, page 96

  94.
  In view of the lack of Star Bulk's lack of operating history, the presentation of a detailed projected financial statement does not appear reasonable and should be deleted. Projected financial information may be appropriate when the basis for underlying assumptions is clearly disclosed and is related to historical activities, however, the registrant would have to support any assumptions, especially those that depict a favorable financial impact, with a sound economic basis. Please revise.

        The Companies respectfully note the staff's comment; however, Star Bulk has not removed the projected financial information, as it believes that the information presented therein is material information to the shareholders of Star Maritime in determining whether to vote for the Redomiciliation Merger, particularly in light of the fact that Star Bulk lacks any relevant operating history for investors to evaluate. Star Bulk believes that the forecast has a reasonable basis and is presented in an appropriate format. Also, Star Bulk believes that the assumptions underlying the forecast are sound. Forecasted revenues are based on the actual charter contracts for the vessels that Star Bulk will purchase from TMT, and which will be novated to Star Bulk upon the acquisition of the relevant vessels, and the charter contracts with TMT. Further, the assumptions underlying the expenses are based on the actual management fees that the vessels' managers will charge under each vessel management agreement, and estimated vessel operating expenses prepared by Star Bulk's management. Star Bulk's management team has for a number of years managed drybulk carriers that were significantly older and therefore more costly to operate at levels below those estimated for Star Bulk's vessels. In addition, the table attached hereto as Appendix 2 indicates that similar public drybulk shipping companies whose shares are listed in the United States report vessels operating expenses including management fees within a range from $3,500 to $5,000 per vessel per day which is in line with Star Bulk's estimate of $4,850 per vessel per day, which represents a weighted average and is higher than quotations received from independent third party technical managers. As a result the Company believes these estimated vessel operating expenses may be higher rather than lower compared to the actual operating expenses of the vessels following the Redomiciliation Merger. In response to the Staff's comment, the disclosure on pages 32 and 120 respectively, has been revised to further clarity the assumptions underlying the forecasted results.

Capitalization Table, page 100

  95.
  Please provide footnotes to the capitalization table to explain the difference in each line item for the As Adjusted columns. We note the As Further Adjusted column detailed on page 18.

Securities and Exchange Commission
May 24, 2007

        The table on page 125 has been amended to include the requested explanatory footnotes.

Dilution, page 101

  96.
  Please provide a note to explain the calculation of $6.65 net tangible book value per share for Star Maritime at December 31, 2006. It appears that net tangible book value would be approximately $4.26 per share based upon total stockholders' equity of $123,533,301 and 29,026,964 shares.

        The Companies advise the Staff that, following further analysis, the Companies determined that the issuance of 12,537,645 shares of common stock of Star Bulk to TMT as the stock portion of the aggregate purchase price for the vessels in the initial fleet at a deemed price of $9.63 per share is not dilutive to existing investors and accordingly, Star Bulk is not required to include a dilution table nor would such disclosure be helpful to investors. Therefore, the dilution table has been deleted. The Companies have attached the supporting calculations as Appendix 3 hereto.

Related Party Transactions, page 102

  97.
  Please file all material related party agreements as exhibits.

        Star Bulk advises the Staff that it has filed all material related party agreements with the Commission.

  98.
  We note the disclosure on page 66 that you may retain Combine Marine Inc. for services to be provided immediately after the delivery of the vessels. Given the affiliation of Combine Marine Inc. with management, provide clear disclosure in this section.

        The Companies have revised the disclosure on page 129 in response to this comment. We also refer the Staff to our response to Comment number 84.

  99.
  Briefly summarize the terms of the two charter agreements with TMT.

        The Companies have revised the disclosure on page 129 in response to this comment.

  100.
  Provide the disclosure required by Item 404(b) of Regulation S-K.

        The Companies note the Staff's comment, and refer the Staff to the instructions for Item 404 of Regulation S-K that a foreign private issuer, such as Star Bulk, is in compliance with 404(b) by providing the information required by Item 7.B. of Form 20-F. Star Bulk believes that the disclosure on page 129 satisfies the disclosure requirements of Item 7.B. of Form 20-F.

Securities and Exchange Commission
May 24, 2007

Comparison of Star Maritime and Star Bulk Stockholder Rights, page 108

  101.
  You state that the summary is not a complete statement of the provisions affecting the rights of shareholders of Star Maritime and Star Bulk. Please provide a discussion of all material differences between the shareholder rights of the two companies.

        The Companies have revised the disclosure on page 134 to state that the comparison sets forth the material differences between the rights of the shareholders of Star Maritime and Star Bulk.

  102.
  We note that in connection with the merger, the rights of former Star Maritime shareholders will be governed by Star Bulk's new articles of incorporation and bylaws and the Business Corporations Act of the Marshall Islands. Among these, as set forth on page 109, we note that the power to call a special meeting may no longer be vested in the majority of voting shareholders. Also, on page 111, we note that Star Bulk's articles of incorporation would require a supermajority of shareholders to amend certain provisions in the company's charter and to remove directors. It does not appear that you intend to separately present these changes as proposals for shareholders to vote upon. Please tell us why Proxy Rule 14a-4(a)(3) does not require you to "unbundle" matters like these in the case the rights of your shareholders will be significantly altered. In this regard, see the Fifth Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (September 2004).

        The Fifth Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (September 2004) provides that Rule 14a-4(a)(3) does not require unbundling of corporate governance—related and control-related provisions where the company's governing instruments provide for amendment to the company's bylaws by the board of directors without shareholder approval.

        Section 8.7 of the Bylaws of Star Maritime provides as follows: "The original or other Bylaws may be adopted, amended or repealed by the stockholders entitled to vote thereon at any regular or special meeting or, if the Certificate of Incorporation so provides, by the Board of Directors."

        Article SEVENTH subparagraph (B) of the Articles of Incorporation of Star Maritime provides as follows: "The Board of Directors shall have the power to make, alter, amend, change, add or repeal the by-laws of the Corporation as provided in the by-laws of the Corporation."

        Accordingly, the Companies believe that Rule 14(a)(4)-3 does not require that corporate governance related provisions of Star Bulk's governing documents be presented as a separate matter to be acted upon by shareholders because Star Maritime's board of directors has the authority to amend its bylaws to include, for example, a provision eliminating the right of shareholders to call a special meeting, without shareholder approval.

Comparison of Marshall Islands Corporate Law to Delaware Corporate law, page 115

  103.
  Please expand the table to highlight any material differences in the provisions of BCA and DGCL related to corporate governance, quorums, class action suits, right

Securities and Exchange Commission
May 24, 2007

    to inspect corporate books and records, right to inspect the shareholder list, right to dividends, any limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights of securities, duties of directors and officers, and right of directors and officers to obtain indemnification from the company. See Item 4(a)(7) of Form F-4.

        The table beginning on page 142 has been expanded in response to this comment.

Tax Considerations, page 118

  104.
  We note the "certain" material US Federal Income Tax Consequences. Please remove the reference to "certain" as all material tax consequences should be addressed in this section.

        The disclosure on page 148 has been revised to delete the word "certain" in response to the Staff's comment.

  105.
  Please identify clearly the specific parts of this section and the Summary and Risk Factors sections that constitute your tax counsel's opinion. For example, the disclosure should clearly state in each section where counsel's opinion is given, that "in the opinion of counsel, Seward & Kissel LLP..."

        This section on pages 148, 149 and 155 respectively, and the Risk Factor section beginning on page 125 has been revised to identify the specific parts of these sections that constitute tax counsel's opinion. The Companies note that the disclosure on page 8 of the Summary section identifies the section where tax counsel's opinion is being given

  106.
  We note that the opinion indicates that the redomiciliation merger "should" be treated as a non-taxable reorganization. Please explain why counsel cannot give a "will" opinion and provide risk factor and/or other appropriate disclosure setting forth the risks to investors.

        The disclosure beginning on pages 149 has been revised to indicate that in tax counsel's opinion the Redomiciliation Merger will be treated as a non-taxable reorganization.

Financial Statements

Star Bulk Carriers Corp.
Note 1. General, page F-4

  107.
  Please expand Note 1 to clarify how the Redomiciliation Merger and the acquisition will be accounted for and be reflected in the financial statements.

        This note has been expanded to clarify how the Redomiciliation Merger and the acquisition will be accounted for and be reflected in the financial statements.

Securities and Exchange Commission
May 24, 2007

Star Maritime Acquisition Corp.
Note 3. Stockholders' Equity
Public Offering, page F-14

  108.
  We note that the warrants included in the units sold in your initial public offering were classified as equity. Given that the offer and sale of the warrants and underlying common shares in your initial public offering were included in the units being registered, the offer and sale of the underlying securities were registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. Please explain how you considered the guidance in paragraphs 14-18 of EITF 00-19, which would appear to require you to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how if your warrant agreement permits net cash settlement under any circumstances and how you have considered the guidance in EITF 00-19 in your accounting treatment for your warrants.

        The Companies note the Staff's comment and advise the Staff supplementally that Star Maritime is not required to record a charge related to a potential obligation to net-cash settle its outstanding warrants because the terms of the Warrant Agreement by and between the Company and American Stock Transfer & Trust Company as warrant agent does not provide for net cash settlement. For purposes of clarifying this point and responding to the Staff's comment, Star Maritime expects to enter into a Warrant Clarification Agreement with American Stock Transfer & Trust Company, which provides that in no event shall a registered holder of a warrant be entitled to receive net-cash settlement or other consideration in lieu of physical settlement in shares of common stock if the common stock underlying the warrants is not covered by an effective registration statement. A copy of the proposed Warrant Clarification Agreement is attached to this letter as Appendix 4.

  109.
  We note that upon completion of the Redomiciliation Merger, Star Bulk Carriers Corp (SBCC) will assume the outstanding warrants issued in Star Maritime Acquisition's IPO. If SBCC's functional currency is not the US dollar and the warrants are to be settled in stock that trades in US dollars, the warrants would be considered to be dual-indexed, that is, not solely indexed to the issuer's own stock price but rather also indexed to currency exchange rates and in that instance would not meet the scope exception under paragraph lla of SFAS 133, requiring derivative accounting for the warrants at fair value. Please review the March 14, 2007 FASB Board Meeting Minutes regarding Statement 133 Implementation Issue- Whether Embedded Conversion Options are Indexed to Both an Entity's Own Stock and Current Exchange Rates and consider whether additional disclosure is required requiring the proposed accounting for the warrants to be assumed by SBCC. Please note that although the issue was raised in the context of a convertible bond, it applies equally to freestanding instruments.

Securities and Exchange Commission
May 24, 2007

        The Companies advise the Staff that Star Bulk's functional currency is the US dollar, which is the functional currency used in the shipping industry generally. Accordingly, the warrants would not be considered as dual-indexed since the warrants are not affected by currency exchange rates and their fluctuations.

Financial Statement Updating

  110.
  Please refer to the guidance in Item 5 of Form 20-F with respect to updating the financial statements of Star Bulk Carriers Corp and the guidance in Rule 3-12 of Regulation S-X with respect to updating the financial statements of Star Maritime Acquisition Corp.

        The Companies note the Staff's comment and undertake to update the financial statements of Star Bulk Carriers Corp. in accordance with Item 5 of Form 20-F and of Star Maritime in accordance with Rule 3-12 of Regulation S-K as required prior to effectiveness of the registration statement.

Appendices

  111.
  The Master Agreement and the Agreement and Plan of Merger should include the list of schedules omitted and briefly describe the contents of the omitted schedules. There should also be an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. We direct your attention to Item 601(b)(2) of Regulation S-K.

        The Companies advise the Staff that the exhibits to the Master Agreement, which include the eight Memoranda of Agreement and the Supplemental Agreement, are included in their entirety in Appendices A through I. The Companies also advise the Staff that the schedules to the Agreement and Plan of Merger have been included.

Undertakings

  112.
  Presently, your undertakings include inappropriate qualifying language. Please revise your undertakings pursuant to Item 512(a)(1) of Regulation S-K.

        Star Bulk has revised the undertakings in Part II of the Amended Registration Statement pursuant to Item 512(a)(1) of Regulation S-K.

Signatures

  113.
  The Form F-4 must be signed by the chief executive officer, chief financial officer, chief accounting officer, and at last a majority of the board of directors. Please provide the appropriate signatures.

        Star Bulk has provided the appropriate signatures to the Form F-4.

Securities and Exchange Commission
May 24, 2007

Exhibit 5.1

  114.
  Counsel's assumptions are too broad in so far that it appears to have assumed material facts underlying the opinion. Please represent to us that counsel has not assumed material facts underlying the opinion that are readily ascertainable.

        In response to the Staff's comment, we represent that we have not assumed material facts underlying our Exhibit 5.1 opinion that are readily ascertainable.

  115.
  Counsel has opined that the shares "have been duly authorized, and...will be validly issued." In addition, counsel must opine whether the securities will, when sold, be fully paid and non-assessable. Also, clarify that the laws of the Marshall Islands includes the statutory provisions, all applicable provisions of the Marshall Islands Constitution and reported judicial decisions interpreting those laws. Please revise.

        We note the Staff's comment and have revised our Exhibit 5.1 opinion to include the opinion that the securities will, when sold, be fully paid and non-assessable. We advise the Staff that our opinion is based on the laws of the Republic of the Marshall Islands and as such we do not believe that any additional clarification is required.

Exhibit 8.1

  116.
  It is inappropriate for tax counsel to merely affirm that the tax discussion in certain risk factor discussions in the prospectus "accurately states" its views as to the tax matters discussed therein. Tax counsel must unequivocally opine on the tax consequences, not the manner in which they are described in the prospectus.

        We note the Staff's comment and have revised our Exhibit 8.1 opinion in response to this comment.

Exhibit 23.1

  117.
  You are reminded that currently dated consents of the independent accountants with typed signature should be included in any amendment to the registration statement.

        Star Bulk notes the Staff's comment and has provided updated consents as exhibits to the Amended Registration Statement.

Exchange Act Reports

Exhibits 31.1 and 31.2

  118.
  We note that the certification in your Form 10-K for the year ended December 31, 2006 does not use the amended language that is required by Item 601(b)(31) of Regulation S-K. In future filings on Form 10-K, please revise paragraph 4(d) to state that you have disclosed in the report any change in the registrant's internal control over financial reporting that occurred during the registrant' most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)

Securities and Exchange Commission
May 24, 2007

    that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

        Star Maritime advises the Staff that it will provide the amended language in the certification under paragraph 4(d).

General Accounting Comment

  119.
  The company's filings under the Exchange Act should also be revised to comply with the above accounting comments as necessary.

        Star Maritime confirms to the Staff that it will revise its Exchange Act filings in accordance with the above accounting comments as necessary.

Securities and Exchange Commission
May 24, 2007

        If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Robert Lustrin at (212) 574-1420 or our associate, Christine Westbrook at (212) 574-1371.

        Kindly acknowledge receipt of this letter and the enclosures by having the enclosed duplicate copy of this letter stamped and returned to our messenger.

Very truly yours, SEWARD & KISSEL LLP
By:	/s/ GARY J. WOLFE Gary J. Wolfe

cc:	Pradip Bhaumik, Esq. Pamela Howell, Esq. Ms. Tia Jenkins Ms. Maureen Bauer

APPENDIX 1

DRYBULK VESSEL SALES DEC 2006 / JAN 2007

CAPESIZE BUILT 1990-1996

Name	Built	Size (DWT)	Date Sale Reported in the Press or Brokers' weekly market reports	Reported Price US$ million	Comment
Cape Venture	1996	150,393	12/18/2006	62.5
					incl 2yr TC at $30000 pd,
Montego II	1993	149,391	12/28/2006	50	low TC reflected on price
Spring Brave	1995	151,066	1/8/2007	62
CHS Moon	1990	151,227	1/11/2007	45

*
For size differential approx 16% should be added on price for 175,000 dwt versus 150,000 dwt.

**
For age differential adjustment a normal +/- 6% per year is used.

PANAMAX BUILT 1982-1984

Name	Built	Size (DWT)	Date Sale Reported in the Press or Brokers' weekly market reports	Reported Price US$ million
Bulk Venturer	1983	63,883	1/15/2006	16
Four Euro	1984	64,155	12/11/2006	14.1
Invader 1	1982	64,471	12/11/2006	10.75
Striggla	1982	64,747	12/27/2006	12
Sundance II	1983	65,225	1/5/2007	15.3
Vitali	1982	62,343	1/8/2007	12.3

*
For size differential approx 15-20% should be added on price for 78,500dwt versus 65,000dwt.

SUPRAMAX BUILT 2000-2005

Name	Built	Size (DWT)	Date Sale Reported in the Press or Brokers' weekly market reports	Reported Price US$ million
Ocean Emperor	2002	53,054	12/11/2006	40.5
Star Bergen	2004	52,949	12/18/2006	45
Mandarin Glory	2003	49,406	1/8/2007	39.5
Nikolas	2005	52,200	1/15/2007	43.5
Namrun	2001	52,224	1/18/2007	39.5
Oceanthi	2000	45,499	1/26/2007	38.5
Sun Master	2002	50,399	2/1/2007	41
Spirit	2000	45,526	2/7/2007	40.3
Terina	2001	52,817	2/12/2007	39.5

APPENDIX 2

        Operating expenses including vessel management fees

Company	$USD per day, per vessel OPEX
DryShips, Inc.	5,019
Excel Maritime Carriers Ltd.	4,945
Navios Maritime Holding Inc.	3,317
Diana Shipping. Inc.	4,830
Eagle Bulk Shipping Inc.	4,078
Quintana Maritime Ltd.	3,590
Genco Shipping & Trading Ltd.	3,912
Average	4,242

APPENDIX 3

Star Maritime Acquisition Corp
NTBV/Anti-Dilution

	Shares	$		Per Share Value
Net tangible book value (before redemption)	29,026,924	$188,488,135	*	$6.49
Redemption	(6,599,999)	(64,679,990)		(9.80)

Net tangible book value (after redemption)	22,426,925	123,808,145		5.52
TMT	12,537,645	120,737,521		9.63

New net tangible book value	34,964,570	$244,545,666		$6.99

* As of March 31, 2007
Assets	$195,742,518
(Liabilities)	(7,254,383)

Net tangible book value before redemption	$188,488,135

APPENDIX 4

WARRANT CLARIFICATION AGREEMENT

        This Warrant Clarification Agreement (this "Agreement"), dated May    2007, is to the Warrant Agreement, dated as of December 15, 2005 (the "Warrant Agreement"), by and between Star Maritime Acquisition Corporation, a Delaware corporation, with offices at 104 Foulk Road, Wilmington, Delaware 19803 ("Company"), and American Stock Transfer & Trust Company, a New York corporation, with offices at 59 Maiden Lane, New York, New York 10038 ("Warrant Agent").

        WHEREAS, Section 9.8 of the Warrant Agreement provides that the parties to the Warrant Agreement may amend the Warrant Agreement without the consent of any registered holder for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained therein or adding or changing any other provisions with respect to matters or questions arising under the Warrant Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the registered holders;

        WHEREAS, as a result of certain questions that have arisen regarding the accounting treatment applicable to the Warrants, the parties hereto deem it necessary and desirable to amend the Warrant Agreement to clarify that the registered holders do not have the right to receive a net cash settlement in the event the Company does not maintain a current prospectus relating to the common stock issuable upon exercise of the warrants at the time such warrants are exercisable.

        NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree to amend the Warrant Agreement as set forth herein.

        1.    Warrant Agreements and Exercise of the Warrants. The undersigned hereby agree that the Warrant Agreement is hereby amended by adding the following last two sentences to Section 3.3.2:

"In no event will the registered holder of a Warrant be entitled to receive a net-cash settlement or other consideration in lieu of physical settlement in shares of Common Stock if the Common Stock underlying the Warrants is not covered by an effective registration statement. Accordingly, the Warrants may expire unexercised and worthless if a current registration statement covering the Common Stock is not effective."

        2.    Redemption of the Warrants. The undersigned hereby agree that the Warrant Agreement is hereby amended by adding the following penultimate sentence to Section 6.1:

        3.    "For the avoidance of doubt, the Company may redeem the Warrants only if there is an effective registration statement with respect to the Common Stock to enable the exercise of the Warrants during the period specified in Section 6.3 hereof."

        4.    Miscellaneous.

          a.    Governing Law; Jurisdiction. The validity, interpretation, and performance of this Agreement shall be governed in all respects by the laws of the State of New York, without giving effect to conflict of laws. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenience forum. Any such process or summons to be served upon the Company may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it in care of the address set forth above or such other address as the undersigned shall furnish in writing to the other. Such mailing shall be deemed personal service and shall be legal and binding upon the Company in any action, proceeding or claim.

          b.    Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns.

          c.    Entire Agreement. This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter thereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them. Except as set forth in this Agreement, provisions of the original Warrant Agreement which are not inconsistent with this Agreement shall remain in full force and effect. This Agreement may be executed in counterparts.

          d.    Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable

        IN WITNESS WHEREOF, the parties hereto have executed this Warrant Clarification Agreement as of the date first written above.

STAR MARITIME ACQUISTION CORP.
By:

Name: Prokopios (Akis) Tsirigakis Title: Chief Executive Officer and President
AMERICAN STOCK TRANSFER & TRUST COMPANY
By:

Name: Herbert J. Lemmer Title: Vice President

QuickLinks

Re: Star Bulk Carriers Corp. Registration Statement filed on Form F-1/F-4 and Star Maritime Acquisition Corp. Preliminary Proxy Statement on Schedule 14A
WARRANT CLARIFICATION AGREEMENT